Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Cypress Energy Partners, L.P. for the registration of common units, preferred units, debt securities, and guarantees of debt securities and to the incorporation by reference therein of our report dated March 30, 2015 except as it relates to the matters described in Note 17 and Note 18 as to which the date is June 5, 2015, with respect to the consolidated financial statements of Cypress Energy Partners, L.P. included in its Current Report on Form 8-K dated June 5, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Tulsa, Oklahoma

June 5, 2015